SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)

Michael Gorzynski, 595 Madison Avenue, 29th Floor, New York, NY 10022 (Tel.) (212) 274-9610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	404139107	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Percy Rockdale LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,300,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	404139107	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Rio Royal LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	404139107	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
MG Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	404139107	13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS
Michael Gorzynski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,310,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,310,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,310,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock ” or “Shares ”) of HC2 Holdings, Inc., a Delaware corporation (the “ Company ” or the “ Issuer ”), whose principal executive offices are located at 450 Park Avenue, 30th Floor, New York, NY 10022.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by (i) Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”), (ii) Rio Royal LLC, a Michigan limited liability company (“Rio Royal”), (iii) MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management”), and (iv) Michael Gorzynski, a natural person, (“Mr. Gorzynski,” and, together with Percy Rockdale, Rio Royal and MG Capital Management, the “Reporting Persons”).

(b) The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

(c) Percy Rockdale and Rio Royal each hold the shares of Common Stock of the Issuer that are the subject of this statement. The principal business of each of Percy Rockdale and Rio Royal is to invest in securities. The principal business of MG Capital Management is to serve as an investment holding company. Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale and the sole Director of MG Capital Management. As a result of the foregoing relationships, (i) MG Capital Management may be deemed to beneficially own the Shares held by Rio Royal and (ii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale and Rio Royal.

(d) - (e) During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Percy Rockdale and Rio Royal are each Michigan limited liability companies. MG Capital Management is a Cayman Islands company limited by shares. Mr. Gorzynski is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $5,032,700.00, excluding commissions.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the securities disclosed herein based on the Reporting Person’s belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.

On January 27, 2020, the Reporting Persons issued a letter to the Shareholders of the Issuer expressing their views on the Issuer’s poor management and the Issuer’s underperformance (the “Shareholder Letter”). The foregoing is qualified in its entirety by reference to the Shareholder Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4 or the Shareholder Letter, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 45,935,196 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 5, 2019.

As of the date hereof, Percy Rockdale beneficially owned 2,300,000 Shares, constituting approximately 5.0% of the Shares outstanding. As of the date hereof, Rio Royal beneficially owned 10,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares owned directly by Rio Royal. By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares owned directly by each of Percy Rockdale and Rio Royal. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale. Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

(c) The following table details the transactions effected by the Reporting Persons Percy Rockdale in the past 60 days. All of the transactions were effected directly by Percy Rockdale or an affiliate:

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share
Rio Royal	12/26/19	5,000	2.18
Rio Royal	12/26/19	5,000	2.26
Percy Rockdale	1/10/2020	1,500,000	2.135
Percy Rockdale	1/15/2020	800,000	2.26

As of the date hereof, the Reporting Persons beneficially owns an aggregate of 2,310,000 Shares, constituting approximately 5% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of January 27, 2020, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Letter to the Shareholders of the Issuer, from Percy Rockdale, LLC, Rio Royal LLC, MG Capital Management Ltd. and Michael Gorzynski dated January 27, 2020.

Exhibit 99.2	Joint Filing Agreement to Schedule 13D by and among Percy Rockdale, LLC, Rio Royal LLC, MG Capital Management Ltd. and Michael Gorzynski dated as of January 27, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 27, 2020

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
Michael Gorzynski, as Sole Director

By:	/s/ Michael Gorzynski
Michael Gorzynski, a natural person